FORM 4 - STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

NAME:               ROBERT R. BARBER
ADDRESS:            17 REARDON ROAD
                    QUEENSBURY, NY 12804

ISSUER:             NORTH AMERICAN RECYCLING SYSTEMS, INC.
CUSIP:              65707710 - COMMON STOCK
SYMBOL:             NARL.OTC:BB

IRS #:              14-1743935
STATEMENT:          6/97
RELATIONSHIP:       DIRECTOR/OFFICER
                    CHAIRMAN and CEO

TITLE:              COMMON STOCK
DATE:               6/23/97
CODE:               S
AMOUNT:             400,000 (DISPOSED)
PRICE:              .0500/SHARE

AMOUNT OWNED AT END OF MONTH: 2,366,500

COMMENT: SHARES SOLD PRIVATELY TO THE SHUSTER FAMILY TRUST